                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                AMENDMENT NO. 3

                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              ------------------

                              G & L Realty Corp.
                               (NAME OF ISSUER)

                              ------------------

                              G & L Realty Corp.
                            G & L Acquisition, LLC
                              Daniel M. Gottlieb
                              Steven D. Lebowitz
                            G & L Partnership, LLC
                     (NAME OF PERSON(S) FILING STATEMENT)
                              ------------------
                         Common Stock, $0.01 Par Value
                        (TITLE OF CLASS OF SECURITIES)

                              ------------------

                                   361271109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ------------------

     David E. Hamer              Copy to:  Frederick B. McLane, Esq
     G & L Realty Corp.                    O'Melveny & Myers LLP
     439 N. Bedford Drive                  400 South Hope Street
     Beverly Hills, CA 90210               Los Angeles, CA 90071
     (310) 273-9930                        (213) 430-6000

     Daniel M. Gottlieb          Copy to:  Neal H. Brockmeyer, Esq.
     G & L Acquisition, LLC                Heller Ehrman White & McAuliffe LLP
     c/o G & L Realty Corp.                601 S. Figueroa Street, 40/th/ Floor
     439 N. Bedford Drive                  Los Angeles, CA 90017
     Beverly Hills, CA 90210               (213) 689-0200
     (310) 273-9930

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]  The filing of a registration statement under the Securities Act of 1933.

c. [_]  A tender offer.

d. [_]  None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]


                           CALCULATION OF FILING FEE
================================================================================
                                                                     AMOUNT OF
TRANSACTION VALUATION*                                               FILING FEE

$34,962,348..................................................        $6,992.47
================================================================================



* The filing fee was determined based upon the product of (a) the 2,871,654 shares of common outstanding and (b) the merger consideration of $12.00 per share of common stock, plus $502,500 payable to holders of options to purchase shares of common stock in exchange for the cancellation of such options (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,992.47
Form or Registration No.: Preliminary Schedule 14A
Filing Party: G & L Realty Corp.
Date Filed: June 29, 2001 and September 14, 2001


                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by G & L Realty Corp., a Maryland corporation (the "Company"), G & L Acquisition, LLC, a Maryland limited liability company (the "Acquiror"), G & L Partnership, LLC, a Delaware limited liability company (the "Acquiror Sub"), Daniel M. Gottlieb and Steven D. Lebowitz (together, the "management stockholders") in connection with the proposed merger (the "Merger") of the Acquiror with and into the Company, with the Company as the surviving corporation. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of May 10, 2001 (the "Merger Agreement"), between the Company and the Acquiror, as it may be amended from time to time.

     Upon effectiveness of the Merger each share of the Company's common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $12.00 in cash, without interest, other than a portion of the shares of Common Stock held by Daniel M. Gottlieb and Steven D. Lebowitz which will remain outstanding after the Merger.

                                       2
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     This Amendment No. 3 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the common stockholders of G & L Realty Corp. will be given notice of and asked to vote with respect to the approval of the Merger, as well as certain other matters in connection with the Company's annual meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and subject to completion or amendment. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information concerning the Acquiror, Acquiror Sub and the management stockholders has been supplied by the management stockholders.

                             CROSS REFERENCE SHEET


ITEM 1. SUMMARY TERM SHEET.
(Regulation M-A 1001)

          The information set forth in the section entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
(Regulation M-A 1002)

     (a) The information set forth in the section "GENERAL - The Company" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in the sections "SUMMARY TERM SHEET-- Voting" and "INFORMATION CONCERNING THE ANNUAL MEETING -- Record Date; Quorum; Outstanding Common Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in the section "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

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     (d)          The information set forth in the section "COMMON STOCK MARKET
PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (e)          Not applicable.

     (f) The information set forth in the section "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(Regulation M-A 1003(a)-(c))

     (a)(b)(c) The information set forth in the sections "GENERAL - The Company", "GENERAL - The Acquiror, Acquiror Sub and Management Stockholders", "PROPOSAL 2: ELECTION OF DIRECTORS - Information Regarding Nominees and Directors", and "EXECUTIVE OFFICERS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
(Regulation M-A 1004(a) & (c)-(f))

     (a)(1)       Not applicable.

     (a)(2)(i) The information set forth in the sections "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

     (a)(2)(ii) The information set forth in the section "THE MERGER - Merger Consideration" in the Proxy Statement is hereby incorporated herein by reference.

     (a)(2)(iii) The information set forth in the sections "SPECIAL FACTORS - Background of the Merger", "SPECIAL FACTORS - Purpose of the Merger; Structure of the Merger", "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" and "SPECIAL FACTORS - Position of the Acquiror, Acquiror Sub and the Management Stockholders" in the Proxy Statement is hereby incorporated herein by reference.

     (a)(2)(iv) The information set forth in the section "INFORMATION CONCERNING THE ANNUAL MEETING - Vote Required" in the Proxy Statement is hereby incorporated herein by reference.

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     (a)(2)(v)   The information set forth in the sections "SPECIAL FACTORS -
Benefits and Detriments to Nonaffiliated Stockholders" and "SPECIAL FACTORS - Certain Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

     (a)(2)(vi)  Not applicable.

     (a)(2)(vii) The information set forth in the section "SPECIAL FACTORS - Material Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in the sections "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and "THE MERGER - Merger Consideration" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in the sections "SUMMARY TERM SHEET - No Appraisal Rights" and "THE MERGER - No Appraisal Rights" in the Proxy Statement is hereby incorporated herein by reference.

     (e) None of the filing persons have made any provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of G & L Realty Corp. or to obtain counsel or appraisal services at the expense of G & L Realty Corp.

     (f)         Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS NEGOTIATIONS AND AGREEMENTS.
(Regulation M-A 1005 (a)-(c) & (e))

     (a) The information set forth in the section "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

     (b) - (c)   The information set forth in the sections "SPECIAL FACTORS --
Background of the Merger" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

     (e) The information set forth in the section "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(Regulation M-A 1006(b) & (c)(1)-(8))

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     (b)         The information set forth in the section "SPECIAL FACTORS -
Certain Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

     (c)(1)-(8) The information set forth in the sections "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Purpose of the Merger; Structure of the Merger", "SPECIAL FACTORS -- Certain Consequences of the Merger", "SPECIAL FACTORS -- Plans for the Company After the Merger", "THE MERGER - Additional Agreements" and "PROPOSAL 2: ELECTION OF DIRECTORS" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
(Regulation M-A 1013)

     (a) - (c)   The information set forth in the sections "SPECIAL FACTORS --
Background of the Merger", "SPECIAL FACTORS -- Purpose of the Merger; Structure of the Merger", "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" and "SPECIAL FACTORS - Position of the Acquiror, Acquiror Sub and the Management Stockholders" is hereby incorporated herein by reference.

     (d) The information set forth in the sections "SPECIAL FACTORS -- Certain Consequences of the Merger", "SPECIAL FACTORS - Benefits and Detriments to Nonaffiliated Stockholders," "SPECIAL FACTORS - Interests of Certain Persons in the Merger", "SPECIAL FACTORS -- Benefits and Detriments of the Merger to Acquiror, Acquiror Sub and Management Stockholders" and "SPECIAL FACTORS -- Material Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.
(Regulation M-A 1014)

     (a), (b)    The information set forth in the sections "SPECIAL FACTORS --
Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders", "SPECIAL FACTORS - Opinion of the Financial Advisor for the Special Committee", "SPECIAL FACTORS - Position of the Acquiror, Acquiror Sub and the Management Stockholders" and "APPENDIX B -- OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in the sections "SUMMARY TERM SHEET -Voting", "INFORMATION CONCERNING THE ANNUAL MEETING - Vote Required" and "SPECIAL FACTORS- Background of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in the sections "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" and "SPECIAL FACTORS - Opinion of the Financial Advisor for the Special Committee" in the Proxy Statement is hereby incorporated herein by reference.

     (e) The information set forth in the section "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" in the Proxy Statement is hereby incorporated herein by reference.

     (f) The information set forth in the sections "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
(Regulation M-A 1015)

     (a), (b), (c) The information set forth in the sections "SUMMARY TERM SHEET -Houlihan Lokey's Fairness Opinion", "SPECIAL FACTORS -- Opinion of the Financial Advisor for the Special Committee", "WHERE YOU CAN FIND MORE INFORMATION" and "APPENDIX B - OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(Regulation M-A 1007)

     (a), (b) & (d) The information set forth in the sections "SUMMARY TERM SHEET -"Financing; Source of Funds" and "THE MERGER - Financing; Source of Funds" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in the sections "THE MERGER - Termination Fees and Expenses" and "THE MERGER - Fees and Expenses" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(Regulation M-A 1008)

     (a) The information set forth in the section "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in the section "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(Regulation M-A 1012(d)&(e))

     (d) The information set forth in the sections "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and "SPECIAL FACTORS -- Position of the Acquiror, Acquiror Sub and the Management Stockholders" in the Proxy Statement is hereby incorporated herein by reference.

     (e) The information set forth in the section "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger to Nonaffiliated Stockholders" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENT.
(Regulation M-A 1010(a)-(b))

     (a) The information set forth in the sections "SELECTED FINANCIAL DATA OF THE COMPANY" and "WHERE YOU CAN FIND MORE INFORMATION" and the Consolidated Financial Statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, and in the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 and for the quarter ended June 30, 2001 are hereby incorporated herein by reference.

     (b) The information set forth in the section "PRO FORMA FINANCIAL INFORMATION" of the Proxy Statement is hereby incorporated herein by reference.


ITEM 14. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
(Regulation M-A 1009)

     (a)(b) The information set forth in the sections "INFORMATION CONCERNING THE ANNUAL MEETING -- Proxy Solicitation", "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Opinion of the Financial Advisor for the Special Committee" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.
(Regulation M-A 1011(b))

     (b) The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a)-(d), (f) & (g))

     (a)(i) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2001 (incorporated herein by reference to the Proxy Statement).


     (a)(ii) Form of Proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

     (b) Commitment Letter, dated April 3, 2001, of GMAC Commercial Mortgage Corporation to Messrs. Gottlieb and Lebowitz.


     (c)(i) Opinion of Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (incorporated herein by reference to Exhibit B of the Proxy Statement).

     (c)(ii) Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc., to the Special Committee of the Board of Directors on February 2, 2001.

     (c)(iii) Supplemental materials dated March 31, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

     (c)(iv) Supplemental materials dated April 11, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

     (c)(v) Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc., to the Special Committee of the Board of Directors on September 6, 2001.


     (d) Agreement and Plan of Merger, dated May 10, 2001, between G & L Realty Corp. and G & L Acquisition, LLC (incorporated herein by reference to Exhibit A of the Proxy Statement).

     (f)       Not Applicable.

     (g)       Not Applicable

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 14, 2001  G & L REALTY CORP.


                             By:    /s/ David E. Hamer
                                    ------------------
                             Name:  David E. Hamer
                             Title: Vice President, Chief Accounting
                                    Officer, Secretary


                             G & L ACQUISITION, LLC


                             By:    /s/ Daniel M. Gottlieb
                                    ----------------------
                             Name:  Daniel M. Gottlieb
                             Title: Managing Member


                             G & L PARTNERSHIP, LLC


                             By:    /s/ Daniel M. Gottlieb
                                    ----------------------
                             Name:  Daniel M. Gottlieb
                             Title: Manager

                             /s/ Steven D. Lebowitz
                             ----------------------
                             Steven D. Lebowitz

                             /s/ Daniel M. Gottlieb
                             ----------------------
                             Daniel M. Gottlieb

                                 Exhibit Index

Exhibit
Number    Description
------    -----------

(a)(i) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 14, 2001 (incorporated herein by reference to the Proxy Statement).


(a)(ii) Form of Proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)* Commitment Letter, dated April 3, 2001, of GMAC Commercial Mortgage Corporation to Messrs. Gottlieb and Lebowitz.



(c)(i) Opinion of Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (incorporated herein by reference to Exhibit B of the Proxy Statement).

(c)(ii)* Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 2, 2001.


(c)(iii)* Supplemental materials dated March 31, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.


(c)(iv)* Supplemental materials dated April 11, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.


(c)(v) Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on September 6, 2001.


(d) Agreement and Plan of Merger, dated May 10, 2001, between G & L Realty Corp. and G & L Acquisition, LLC (incorporated herein by reference to Exhibit A of the Proxy Statement).

(f)       Not Applicable.

(g)       Not Applicable
----------------------------
* Previously Filed.